REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

MAJORS INTERESTED IN FUEL EFFICIENT ROTARY
ENGINE TECHNOLOGY

For Immediate Release: July 7, 2008. Vancouver, BC – Reg Technologies Inc. (TSX Venture Exchange: RRE.V, OTC BB: REGRF) Reg Technologies Inc. (RRE:TSX.V, REGRF:OTCBB), is ready to license their Rand Cam™/RadMax® rotary technology to a worldwide market estimated to be worth $200 billion dollars. Designed to run more fuel efficiently, cleaner and quieter than rival piston engines gives the lightweight engine an overall economic advantage.

Reg Technologies Inc. owns the worldwide rights to the Rand Cam™/RadMax® rotary technology. Compared to 40 moving parts in a basic four-cylinder piston engine, the Rand Cam™/RadMax®’s unique rotary engine has up to 24 power impulses using 12 vanes and a rotor with one pound of weight for every horsepower, giving it a revolutionary design making it fuel efficient, quiet and lightweight. Rand Cam™/RadMax® is set to run on a variety of fuels ranging from natural gas, hydrogen, propane, diesel and gasoline.

Interest from several major companies from both the US and Europe has already been expressed in the Rand Cam™/RadMax® engine. Reg Technologies intends to generate revenue from license fees and royalties on future license agreements.

Media B-roll video footage of the engine is available online via: http://www.b-tv.com/media/regiepk.wmv and can be downloaded via satellite on Mon. July 7th from 14:00 -14:15 EST on the following Transmission Specs:

Satellite: Anik F2C
Transponder: 3B
Orbital Position: 111 Degrees West
Carrier: Telesat
Bandwidth: 36 MHz
Order #: 215685
Uplink Freq: 6045 MHz Horizontal
Downlink Freq: 3820 MHz Vertical
Audio: 6.2 Left & 6.8 Right
Channel #: 16
Trouble#: 800-565-1471

For copy of Beta SP media B-roll contact Blue Sun Productions Inc. 604-664-7401 x 4 Photos of the engine can be downloaded from www.regtech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Reg Technologies Inc.

“John Robertson”

John Robertson
President

Contacts:	Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements in this press release regarding the business of Reg Technologies Inc. and REGI U.S, Inc. (together the “Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, certain of which are beyond the Companies' control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Companies or develop or license other functionally equivalent technologies; financing requirements; changes in laws, rules and regulations applicable to the Companies and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Companies’ actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in Reg Technologies’ financial statements, management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at www.sedar.com, and its Form 20-F filed with the United States Securities and Exchange Commission at www.sec.gov, and REGI’s Form 10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Companies or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.